SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. RETIREMENT PLAN

ITEM 1. Financial Statements

ITEM 2. Exhibits

23. Consent of Independent Auditors
99.1 Certification

Signatures

HARDINGE INC. RETIREMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

CONTENTS

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2005 and Schedule of Reportable Transactions – December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
May 12, 2006

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31,	
		2005	2004
ASSETS			
Investments, at fair value:			
Hardinge Inc. common stock		$ 6,471,705	$ 6,407,966
Mutual funds		26,703,478	24,606,522
Participant notes receivable		719,553	723,156
	TOTAL INVESTMENTS	33,894,736	31,737,644
Cash and cash equivalents		331,658	418,129
Accrued income receivable		1,162	1,223
Employer contributions receivable		23,013	-
	NET ASSETS AVAILABLE FOR BENEFITS	$ 34,250,569	$ 32,156,996

The accompanying notes are an integral part of the financial statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31, 2005	Year ended December 31, 2004
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 718,993	$ 300,243
Net appreciation in fair value of investments	2,213,206	2,479,305
Participant note interest	39,753	40,665
Contributions:		
Employer	26,089	-
Participant	1,651,857	1,403,103
Rollovers	101,860	58,589
Other	23,465	13,991
TOTAL ADDITIONS	4,775,223	4,295,896
DEDUCTIONS		
Deductions from net assets attributed to:		
Vested shares paid and cash withdrawals	2,677,355	2,792,279
Other	4,295	110,029
TOTAL DEDUCTIONS	2,681,650	2,902,308
NET INCREASE	2,093,573	1,393,588
Net assets available for benefits at beginning of year	32,156,996	30,763,408
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 34,250,569	$ 32,156,996

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Hardinge Inc. Retirement Plan (Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan was restated effective March 1, 2004. All employees are eligible to begin salary deferrals upon employment. Employees hired before March 1, 2004 are not currently eligible for employer matching or non-elective contributions. Employees hired on or after March 1, 2004 are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of vesting service. Participants vest 20% each year after the second year of vesting service and are fully vested after six years.

Contributions

Participants may contribute up to 100% of their annual compensation, as defined, subject to Internal Revenue Service limitations.

Effective July 2002, the Plan sponsor suspended matching contributions to the Plan. Under the March 1, 2004 restatement, the Plan sponsor matches 25% of the voluntary contributions made by an eligible participant hired on or after March 1, 2004 up to 4% of the participant's current compensation, as defined, or a maximum potential 1% plan sponsor contribution. Additionally, the Plan sponsor makes a non-elective contribution of 4% of the participant's compensation, as defined, for all eligible participants hired on or after March 1, 2004.

Participant notes receivable

Loans may be made to participants for hardships or financial necessity for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan's Loan Committee. Principal and interest is paid through payroll deductions over a term of five years, except loans used to purchase a participant's principal residence which may be repaid over a time determined to be reasonable by the Plan's Loan Committee but no longer than ten years.

NOTE A: DESCRIPTION OF PLAN, Cont'd

Payment of benefits

Upon termination of service, a participant may elect to leave their funds in the plan, receive a lump-sum amount equal to the value of their account, or rollover their funds into another plan in accordance with Plan provisions.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

Investments in all funds are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2005 and 2004. Participant notes receivable are valued at cost which approximates fair value. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan and, if not paid by the Plan Sponsor, will be paid by the Plan.

Payment of benefits

Benefits are recorded when paid.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:

	December 31, 2005		December 31, 2004	
	Net appreciation (depreciation) in fair value during the year	Fair value at end of year	Net appreciation in fair value during the year	Fair value at end of year
Hardinge Inc. common stock	$ 1,521,479	$ 6,471,705	$ 910,359	$ 6,407,966
Mutual funds:				
Stable Value	102,797	-	301,026	8,183,557
SSGA Core Opportunities	(82,685)	-	98,346	2,809,071
SSGA S&P 500 Index	(159,643)	-	286,935	3,620,563
SSGA Small Cap	(160,556)	-	189,802	1,650,326
Janus Balanced	(49,651)	-	99,542	1,647,341
Janus Overseas	(76,703)	-	282,001	1,982,448
Franklin Small Cap	(142,185)	-	197,813	1,757,875
Vanguard Wellington Inv	32,065	1,980,031	-	-
Vanguard Retirement Savings Trust	-	7,542,255	-	-
Vanguard 500 Index Inv	486,378	7,034,782	-	-
Vanguard Int'l Growth	261,025	2,089,009	-	-
Vanguard Target Retirement 2015	14,549	1,808,488	-	-
Other	466,336	6,248,913	113,481	2,955,341
	$ 2,213,206	$ 33,175,183	$ 2,479,305	$ 31,014,488

See Note D for detail of above investments that are non-participant-directed.

NOTE D: NONPARTICIPANT – DIRECTED INVESTMENTS

The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments.

	December 31, 2005	December 31, 2004
Net Assets:		
Hardinge Inc. common stock	$ 2,538,302	$ 4,333,444
Mutual funds	277,519	156,093
	$ 2,815,821	$ 4,489,537

	Year ended December 31, 2005	Year ended December 31, 2004
Changes in Net Assets:		
Earnings	$ 1,052,083	$ 624,298
Transfer to participant directed investments	(2,494,494)	-
Vested shares paid and cash withdrawals	(227,111)	(292,164)
Other	(4,194)	(29,103)
	$ (1,673,716)	$ 303,031

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$ 34,250,569
Deemed distributions of participant loans	(1,968)
Net assets available for benefits per the Form 5500	$ 34,248,601

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2005 to Form 5500:

Total deductions per the financial statements	$ 2,681,650
Add: Deemed distributions of participant loans	1,968
Less: Other rounding	(3)
Total expenses per Form 5500	$ 2,683,615

Certain deemed distributions of participant loans are recorded as expenses on the Form 5500, but are participant loans for financial statement purposes.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULES

HARDINGE INC. RETIREMENT PLAN
EIN: 16-0470200
PLAN NUMBER: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2005

(a) Party in interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Hardinge Inc. common stock:			
*	Hardinge Inc.	4,266 shares of common stock	$ 69,587	$ 73,887
*	Hardinge Stock Fund	321,014 units	3,807,402	6,397,818
	Mutual funds:			
	Royce Total Return Fund	2,655 units	32,113	33,076
	T. Rowe Equity Income Advisor	11,598 units	303,867	300,039
	Turner Mid Cap Growth	55,591 units	1,278,969	1,521,520
	Vanguard 500 Index Inv.	61,215 units	6,589,168	7,034,782
	Vanguard Explorer	968 units	76,800	72,736
	Vanguard Growth Equity	27,580 units	253,327	287,384
	Vanguard Int'l Growth	99,477 units	1,846,033	2,089,009
	Vanguard Mid-Cap Index	7,681 units	127,627	135,421
	Vanguard Selected Value	18,808 units	364,474	354,718
	Vanguard Sm-Cap Index Inv	54,432 units	1,366,437	1,552,404
	Vanguard Tgt Retirement 2005	2,176 units	24,056	23,784
	Vanguard Tgt Retirement 2015	157,809 units	1,794,220	1,808,488
	Vanguard Tgt Retirement 2025	26,884 units	307,752	316,423
	Vanguard Tgt Retirement 2035	1,324 units	15,698	16,227
	Vanguard Tgt Retirement 2045	5,256 units	63,220	66,063
	Vanguard Total Bond Mkt Index	128,379 units	1,310,341	1,291,489
	Vanguard Total Int'l Stock Idx	10,459 units	134,158	149,256
	Vanguard Wellington Inv	65,240 units	1,954,610	1,980,031
	Vanguard Retirement Savings Trust	7,542,255 units	7,542,255	7,542,255
	Vanguard Index Trust 500 Portfolio	570 units	44,001	65,472
	Brandywine Fund	2,023 units	63,588	62,901
	Participant notes receivable	5.0% - 10.5%	-	719,553
		TOTAL INVESTMENTS	$ 29,369,703	$ 33,894,736

HARDINGE INC. RETIREMENT PLAN
EIN: 16-0470200
PLAN NUMBER: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2005

(a) Identity of party involved	(b) Description of asset (including interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
The Vanguard Group	Turner Mid Cap Growth	$ 1,632,846	$ -	$ -	$ 1,632,846	$ -
The Vanguard Group	Turner Mid Cap Growth	-	396,572	354,885	396,572	41,687
The Vanguard Group	Vanguard 500 Index Inv	7,409,749	-	-	7,409,749	-
The Vanguard Group	Vanguard 500 Index Inv	-	861,346	820,960	861,346	40,386
The Vanguard Group	Vanguard Int'l Growth	2,217,726	-	-	2,217,726	-
The Vanguard Group	Vanguard Int'l Growth	-	389,742	372,100	389,742	17,642
The Vanguard Group	Vanguard Sm-Cap Index Inv	1,686,421	-	-	1,686,421	-
The Vanguard Group	Vanguard Sm-Cap Index Inv	-	347,812	320,675	347,812	27,137
The Vanguard Group	Vanguard Tgt Retirement 2015	1,821,243	-	-	1,821,243	-
The Vanguard Group	Vanguard Tgt Retirement 2015	-	27,305	27,316	27,305	(11)
The Vanguard Group	Vanguard Total Bond Mkt Index	1,547,773	-	-	1,547,773	-
The Vanguard Group	Vanguard Total Bond Mkt Index	-	236,897	237,314	236,897	(417)
The Vanguard Group	Vanguard Wellington Inv	2,172,256	-	-	2,172,256	-
The Vanguard Group	Vanguard Wellington Inv	-	224,290	217,656	224,290	6,634
The Vanguard Group	Vanguard Retirement Savings Trust	9,246,854	-	-	9,426,854	-
The Vanguard Group	Vanguard Retirement Savings Trust	-	1,884,599	1,884,599	1,884,599	-
Citistreet	Stable Value Fund		8,583,917	7,398,083	8,583,917	1,185,834
Citistreet	SSGA Core Opportunties		2,439,214	2,699,976	2,439,214	(260,762)
Citistreet	SSGA S&P 500 Index		3,316,127	3,531,035	3,316,127	(214,908)
Citistreet	Janus Balanced		1,554,142	1,541,151	1,554,142	12,991
Citistreet	Janus Overseas		1,948,273	2,166,199	1,948,273	(217,926)
Citistreet	Franklin Small Cap		1,500,928	1,719,713	1,500,928	(218,785)

147 West Gray Street
Suite 210
P.O. Box 178
Elmira, NY 14902
Phone 607 / 734-4183
Fax 607 / 733-3815
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Ithaca, New York / Rochester, New York

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee
Hardinge Inc. Retirement Plan

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Retirement Plan of our report dated May 12, 2006 with respect to the financial statements and supplemental schedules of the Hardinge Inc. Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2005.

Mengel, Metzger, Barr & Co. LLP

Elmira, New York
June 28, 2006

EXHIBIT 99.1

CERTIFICATION

In connection with the Form 11-K of the Hardinge Inc. Retirement Plan (the "Registrant") for the year ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Douglas C. Tifft, Plan Committee Member of the registrant, and J. Patrick Ervin, Chairman of the Board, President and Chief Executive Officer, Hardinge Inc. and Plan Committee Member, hereby certify, solely for the purpose of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of their knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Douglas C. Tifft

Douglas C. Tifft

Senior Vice President of Administration
of Hardinge Inc., Issuer of the securities held
pursuant to the Plan
and Plan Committee Member
June 26, 2006

J. Patrick Ervin

J. Patrick Ervin

Chairman of the Board, President and
Chief Executive Officer of Hardinge Inc.,
Issuer of the securities held pursuant to the Plan
and Plan Committee Member
June 26, 2006

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 26, 2006
Date

By: Douglas C. Tifft
Douglas C. Tifft
Member
Hardinge Inc. Retirement Plan Committee

June 26, 2006
Date

By: J. Patrick Ervin
J. Patrick Ervin
Member
Hardinge Inc. Retirement Plan Committee